CUSIP No. 913377107	Page 1 of 16 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN FINANCIAL CORP.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

913377107
(CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
Welsh, Carson, Anderson & Stowe X, L.P.	1211 Avenue of the Americas
WCAS IX Associates LLC	New York, NY 10036
WCAS X Associates LLC	Attn: Christopher W. Rile, Esq.
320 Park Avenue, Suite 2500	Tel: (212) 596-9500
New York, NY 10022
Attn: Jonathan M. Rather
Tel: (212) 893-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /___/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377107	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,244,625
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,244,625
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,244,625
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.46%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,244,625
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,244,625
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,244,625
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.46%
14.	TYPE OF REPORTING PERSON		PN

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

CUSIP No. 913377107	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.88%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS X Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.88%
14.	TYPE OF REPORTING PERSON		PN

* This page reflects beneficial ownership by WCAS X Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe X, L.P.

CUSIP No. 913377107	Page 6 of 16 Pages

ITEM 1.         SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Universal American Financial Corp., a New York corporation (the “Company”). The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	Name

This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WCAS IX Associates LLC, a Delaware limited liability company ("WCAS IX Associates"), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS X Associates LLC, a Delaware limited liability company ("WCAS X Associates"). The reporting persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned reporting persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

WCAS IX Associates is the sole general partner of WCAS IX. WCAS X Associates is the sole general partner of WCAS X.

The managing members of WCAS IX Associates are Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, Sean D. Traynor, John Almeida, Jonathan M. Rather and Eric Lee (collectively, the "WCAS IX Persons").

The managing members of WCAS X Associates are Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, Sean D. Traynor, John Almeida, Jonathan M. Rather, Thomas Scully and Eric Lee (collectively, the "WCAS X Persons").

WCAS Management Corporation ("WCAS Management") is the management company for WCAS IX and WCAS X.

(b)	Principal Address

The principal address of each of WCAS IX, WCAS IX Associates, WCAS X, WCAS X Associates, WCAS Management, the WCAS IX Persons and the WCAS X Persons is 320 Park Avenue, Suite 2500, New York, New York 10022.

(c)	Principal Business

The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX. The principal

CUSIP No. 913377107	Page 7 of 16 Pages

business of WCAS X is that of an investment limited partnership. The principal business of WCAS X Associates is that of general partner of WCAS X and other investment limited partnerships. The principal business of each of the WCAS IX Persons is that of a managing member of WCAS IX Associates and other investment limited partnerships. The principal business of each of the WCAS X Persons is that of a managing member of WCAS X Associates. The principal business of WCAS Management is that of the management company for WCAS IX, WCAS X and other investment limited partnerships.

(d and e) No Convictions or Proceedings.

During the last five years, none of the reporting persons, nor any of their executive officers, directors, partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

WCAS IX is a Delaware limited partnership. WCAS IX Associates is a Delaware limited liability company. WCAS X is a Delaware limited partnership. WCAS X Associates is a Delaware limited liability company. WCAS Management is a Delaware corporation. Each of the WCAS IX Persons and the WCAS X Persons is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

WCAS IX acquired its shares in the Merger (as defined and described below).

The shares of Common Stock reported in Item 4 below as acquired by WCAS X under the Secondary SPA (as defined below) were acquired with the working capital of WCAS X for an aggregate purchase price of $41,670,000.

The shares of Series A Participating Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), and the shares of Series B Participating Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock") reported in Item 4 below as acquired by WCAS X from the Company under the First Stage SPA (as defined below) were acquired with the working capital of WCAS X for an aggregate purchase price of $24,648,000.

The shares of Series B Preferred Stock reported in Item 4 below as acquired by WCAS X from the Company under the Second Stage SPA (as defined below) (through the release of such shares to WCAS X from escrow, as described in Item 4) were acquired with the working capital of WCAS X for an aggregate purchase price of $73,666,000.

ITEM 4.	PURPOSE OF TRANSACTION.
On May 7, 2007, the following transactions were entered into:

CUSIP No. 913377107	Page 8 of 16 Pages

(1) WCAS X entered into a Share Purchase Agreement with Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Lee-Universal Holdings, LLC and Union Square Universal Partners, L.P. (the "Secondary SPA"), pursuant to which WCAS X agreed to purchase 2,083,500 shares of Common Stock for an aggregate purchase price of $41,670,000. A copy of Secondary SPA is set forth as Exhibit B hereto.

(2)       The Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MemberHealth, Inc. ("MemberHealth"), MHRx LLC, which was the record holder of MemberHealth’s common stock through which MemberHealth’s investors made their investment in MemberHealth (“MHRx”), MH Acquisition I Corp., MH Acquisition II LLC and WCAS IX, as shareholder representative. Pursuant to the Merger Agreement, MH Acquisition I Corp. merged with and into MemberHealth, and the surviving entity of that merger merged with and into MH Acquisition II LLC, with MH Acquisition II LLC being the surviving entity in such second merger (collectively, the "Merger"). A copy of the Merger Agreement is set forth as Exhibit C hereto.

(3)       The Company entered into a Registration Rights Agreement with WCAS IX, WCAS X and certain other persons. A copy of this Registration Rights Agreement is set forth as Exhibit D hereto.

(4) The Company entered into a Securities Purchase Agreement (the “First Stage SPA”) with Union Square Universal Partners, L.P. (“Union Square”), Lee-Universal Holdings, LLC (“Lee”), WCAS X and two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser (the “Perry Funds”), pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series A Preferred Stock of the Company and shares of Series B Preferred Stock of the Company, at a purchase price of $2,000.00 per share of Preferred Stock. Under the First Stage SPA, WCAS X subscribed to purchase from the Company 5,000 shares of Series A Preferred Stock and 7,324 shares of Series B Preferred Stock. A copy of the First Stage SPA is set forth as Exhibit E hereto.

The Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Union Square, Lee, WCAS X or Perry Funds (the “Initial Holders”) or any affiliate of an Initial Holder. However, (A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or an affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) following receipt of certain approvals, a holder of shares of Series A Preferred Stock will be entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of Series B Preferred Stock (which exchange is subject to various conditions). WCAS X has received such approvals.

Each share of the Series B Preferred Stock is convertible (at the option of the holder thereof or, subject to certain conditions, by the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitles the holder thereof to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible.

CUSIP No. 913377107	Page 9 of 16 Pages

A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series A Preferred Stock is set forth as Exhibit F hereto. A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series B Preferred Stock is set forth as Exhibit G hereto.

(5)       The Company entered into a Securities Purchase Agreement (the “Second Stage SPA”) with Union Square, Lee, WCAS X and the Perry Funds, pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series B Preferred Stock (which shares could, at the request of any such investor, be instead issued to such investor in the form of Series A Preferred Stock) for a purchase price of $2,000.00 per share of Preferred Stock. The obligations of the investors to consummate the purchase under the Second Stage SPA was subject to the concurrent closing of the Merger pursuant to the Merger Agreement, receipt of certain Company shareholder approvals, receipt of regulatory approvals, and other customary conditions. Under the Second Stage SPA, WCAS X subscribed to purchase from the Company 36,841 shares of Series B Preferred Stock. Prior to the closing under the Second Stage SPA, WCAS X assigned the right to purchase eight shares of Series B Preferred Stock to WCAS Management. A copy of the Second Stage SPA is set forth as Exhibit H hereto.

On May 15, 2007, the closing under the First Stage SPA occurred. At that closing, WCAS X purchased from the Company 5,000 shares of Series A Preferred Stock and 7,324 shares of Series B Preferred Stock of the Company at a purchase price of $2,000 per share of Preferred Stock.

On September 18, 2007, the Company, the Initial Holders and the parties to the Merger Agreement entered into (i) an Agreement (the “Side Agreement”) and (ii) an Escrow Agreement with The Bank of New York (the “Escrow Agreement) pursuant to which, among other things, (a) each Initial Holder placed into escrow the aggregate purchase price for the shares of Series B Preferred Stock of the Company (or, at the option of such Initial Holder, Series A Preferred Stock of the Company) to be purchased by such Initial Holder under the Second Stage SPA, (b) the Company placed into escrow certificates representing the shares of Preferred Stock to be purchased by each of the Initial Holders under the Second Stage SPA and (c) the Company placed into escrow 14,175,000 shares of Common Stock to be issued as merger consideration pursuant to Merger Agreement and $96,500,000 to be paid as cash consideration pursuant to the Merger Agreement, which proceeds were borrowed by the Company pursuant to a Credit Agreement with Bank of America, N.A., as Administrative Agent. In accordance with the Side Agreement and the Escrow Agreement, WCAS X and WCAS Management placed into escrow an amount equal to $73,682,000, and the Company placed into escrow certificates representing 36,841 shares of Series B Preferred Stock of the Company for the account of WCAS X and WCAS Management Corp. under the Second Stage SPA at a purchase price of $2,000 per share of Preferred Stock. The Escrow Agreement was amended on September 21, 2007 to change the Escrow Release Date to September 21, 2007. Pursuant to the Escrow Agreement, as amended, such shares of Series B Preferred Stock of the Company were released from escrow to WCAS X on September 21, 2007 (the “Escrow Release Date”), which date was specified by the Company and MHRx LLC as the date on which the Company would consummate the Merger under the Merger Agreement. A copy of the Side Agreement is set forth as Exhibit I hereto. A copy of the

CUSIP No. 913377107	Page 10 of 16 Pages

Escrow Agreement is set forth as Exhibit J hereto. A copy of the Amendment to the Escrow Agreement is set forth as Exhibit K hereto.

On September 21, 2007, the closing under the Merger Agreement occurred. At that closing, WCAS IX received 7,832,394 shares of Common Stock. WCAS IX also received 412,231 shares of Common Stock, which were placed in escrow for one year pursuant to the terms and conditions of the Merger Agreement. WCAS IX has voting power over such escrow shares and, thus, beneficial ownership.

Pursuant to the Second Stage SPA, the Company, WCAS X and WCAS IX, Union Square and certain affiliated entities of Cap Z Partners, Ltd., Lee, Perry Funds, Mr. Richard Barasch and certain other stockholders of the Company entered into, and placed into escrow under the Escrow Agreement, a Stockholders’ Agreement (the “Stockholders’ Agreement”), which Stockholders’ Agreement became effective on the Escrow Release Date. Pursuant to the Stockholders’ Agreement, from and after the Escrow Release Date, (i) the board of directors of the Company is to consist of thirteen directors, composed as follows: (A) two directors designated collectively by Union Square and certain affiliates of Cap Z Ltd., (B) two directors designated by WCAS IX and WCAS X collectively (who are currently Sean M. Traynor and Charles E. Hallberg), (C) one director designated by Lee, (D) one director designated by the Perry Funds, (E) the Chief Executive Officer of the Company, and (F) six additional directors who shall each satisfy the criteria for “independent director” under applicable NASDAQ rules, provided that the right of a party to the Stockholders’ Agreement to designate directors may be reduced or lost if such party no longer holds a certain number of shares of Common Stock (which includes shares of Common Stock underlying Preferred Stock) and (ii) the stockholders party to the Stockholders’ Agreement agree to (A) vote all their shares in favor of election to the Company’s Board of Directors of such individuals as the parties to the Stockholders’ Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the independent directors of the Company and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

WCAS IX agreed with the Company that WCAS IX would not transfer any shares acquired under the Merger Agreement for a period of 180 days following the Merger, subject to limited exceptions.

WCAS X agreed with the Company that WCAS X would not transfer any shares acquired under the First Stage SPA or the Second Stage SPA, in each case, for a period of one year from the date of the applicable acquisition, subject to limited exceptions.

A copy of the Stockholders’ Agreement is set forth as Exhibit L hereto.

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s

CUSIP No. 913377107	Page 11 of 16 Pages

financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) WCAS IX is the beneficial owner of 8,244,625 shares of Common Stock, which constitutes approximately 10.46% of the Company’s outstanding shares of Common Stock. WCAS IX and WCAS IX Associates may be deemed to have shared power to vote and shared power to dispose of such 8,244,625 shares of Common Stock.

WCAS X is the beneficial owner of 6,999,200 shares of Common Stock, which constitutes approximately 8.88% of the Company’s outstanding shares of Common Stock. WCAS X and WCAS X Associates may be deemed to have shared power to vote and shared power to dispose of such 6,999,200 shares of Common Stock.

Patrick J. Welsh directly beneficially owns 23,540 shares of Common Stock (1,177 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 23,540 shares of Common Stock (1,177 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Bruce K. Anderson directly beneficially owns 23,540 shares of Common Stock (1,177 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 23,365 shares of Common Stock (1,168 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

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Robert A. Minicucci directly beneficially owns 23,540 shares of Common Stock (1,177 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 20,053 shares of Common Stock (1,003 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Paul B. Queally directly beneficially owns 20,053 shares of Common Stock (1,003 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 5,755 shares of Common Stock (288 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 5,755 shares of Common Stock (288 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 5,755 shares of Common Stock (288 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Sean D. Traynor directly beneficially owns 2,789 shares of Common Stock (139 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

John Almeida directly beneficially owns 2,789 shares of Common Stock (139 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 6,103 shares of Common Stock (305 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

Thomas Scully directly beneficially owns 158,554 shares of Common Stock (7,928 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or approximately 0.2% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 872 shares of Common Stock (44 of which are in escrow pursuant to the terms and conditions of the Merger Agreement) or less than 0.1% of the Common Stock outstanding.

WCAS Management directly beneficially owns 17,437 shares of Common Stock (872 of which are held in escrow pursuant to the terms and conditions of the Merger Agreement), or less than

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0.1% of the Common Stock outstanding, and eight shares of Series B Preferred Stock acquired pursuant to the Second Stage SPA.

The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 78,832,958 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) includes 14,175,000 shares of Common Stock issued by the Company as merger consideration under the Merger Agreement and (C) assumes the conversion into Common Stock of all shares of Series A Preferred Stock and Series B Preferred Stock of the Company issued to WCAS X under the First Stage SPA and the Series B Preferred Stock under the Second Stage SPA, which would result in an additional 4,915,700 shares of Common Stock. The calculation of such percentage does not consider any shares of Preferred Stock issued to any investor other than WCAS X (or any shares of Common Stock issuable upon conversion thereof).

As a result of the matters referred to in Item 4 hereof, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders’ Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 20,241,069 shares of Common Stock that Union Square has advised the Reporting Persons that Union Square and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own, (ii) an aggregate 6,920,500 shares of Common Stock that Perry Funds has advised the Reporting Persons that Perry Funds beneficially owns, (iii) an aggregate 5,250,000 shares of Common Stock that Lee has advised the Reporting Persons that Lee and/or its affiliates beneficially own, (iv) an aggregate 2,794,738 shares of Common Stock that Mr. Richard Barasch and/or his affiliates beneficially own as set forth in the Amendment to the Schedule 13D as filed by Mr. Richard Barasch on May 7, 2007 and (v) an aggregate 2,869,882 shares of Common Stock issued by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS IX) that are party to the Stockholders’ Agreement.

Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 61% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (v) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the immediately foregoing paragraph is calculated based on a total of 87,266,458 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) 14,175,000 shares of Common Stock issuable by the Company as merger consideration under the Merger Agreement, (C) 1,952,700 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the First Stage SPA, (D) 10,836,000 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the Second Stage SPA, and (E) 560,500 shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to the Initial Holders, other than the Perry Funds, under the First Stage SPA, but

CUSIP No. 913377107	Page 14 of 16 Pages

does not include any shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to the Perry Funds under the First Stage SPA or the Second Stage SPA, which exchange is subject to various conditions.

(c) Except as described in Item 4 (which is incorporated herein by reference), there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by any Reporting Person.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 4 and 5 hereof are incorporated herein by reference.

Except for the arrangements described in the responses to Items 4 and 5 hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As contemplated by the Stockholders’ Agreement, following the closing under the Second Stage SPA, two designees of WCAS IX and WCAS X, Sean M. Traynor and Charles E.Hallberg, became members of the board of directors of the Company. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by such individuals.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A*	Agreement between WCAS IX, WCAS IX Associates, WCAS X and WCAS X Associates to file this 13D and any future amendments to Schedule 13D jointly on behalf of each of them
Exhibit B

Share Purchase Agreement, dated May 7, 2007, by and among WCAS X, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Lee and Union Square Universal Partners, L.P.

Exhibit C	Agreement and Plan of Merger and Reorganization, dated May 7, 2007, by and among MemberHealth, MHRx, MH Acquisition I Corp., MH Acquisition II LLC and WCAS IX, as shareholder representative

CUSIP No. 913377107	Page 15 of 16 Pages

Exhibit D*	Registration Rights Agreement, dated May 7, 2007, by and among the Company, WCAS IX, WCAS X and the other parties named on the signature pages thereto
Exhibit E*

Securities Purchase Agreement, dated May 7, 2007, by and among the

Company, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit F†	Restated Certificate of Incorporation of the Company establishing rights of Series A Preferred Shares
Exhibit G†	Restated Certificate of Incorporation of the Company establishing rights of Series B Preferred Shares
Exhibit H*

Securities Purchase Agreement, dated May 7, 2007, by and among the Company, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit I

Agreement, dated September 18, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P. and Bank of America, N.A. as administrative agent

Exhibit J

Escrow Agreement, dated September 18, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent

Exhibit K

Amendment to Escrow Agreement, dated September 21, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent

Exhibit L	Stockholders’ Agreement of the Company, dated September 21, 2007

† Incorporated by reference to Annex C to the Company’s Registration Statement on Form S-4, Registration No. 333-143822.

CUSIP No. 913377107	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 28, 2007

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WCAS IX Associates LLC

By:/s/ Jonathan M. Rather
Managing Member

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WCAS X Associates LLC

By:/s/ Jonathan M. Rather
Managing Member